Exhibit 99.19

September 21, 2020

VIA ELECTRONIC TRANSMISSION

To:                  All Applicable Exchanges and Securities Administrators

Re:	Mercer Park Brand Acquisition Corp. (the “Corporation”) Notice of Meeting and Record Date

On behalf of the Corporation, we advise the following with respect to the upcoming meeting of class B shareholders of the Corporation:

Type of Meeting	:	Annual General Meeting
Class of Securities Entitled to Receive Notice	:	Class B Shares
Class of Securities Entitled to Vote	:	Class B Shares
Record Date for Notice	:	September 22, 2020
Record Date for Voting	:	September 22, 2020
Beneficial Ownership Determination Date	:	September 22, 2020
Meeting Date	:	October 14, 2020
Meeting Location	:	Telephonic
Corporation paying for delivery to OBO	:	Not applicable
Corporation sending proxy related materials directly to NOBO	:	Not applicable

Notice-and-Access:
Registered shareholders		No
Beneficial shareholders		Not applicable
Stratification Level:		Not applicable